SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tectonic Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87877Q 109

(CUSIP Number)

A. Haag Sherman

Chief Executive Officer

16200 Dallas Parkway, Suite 190

Dallas, Texas 75248

(972) 720-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

February 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS A. Haag Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,121,000(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,121,000(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,121,000(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.06%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN, OO

* Mr. Sherman is the sole trustee of, and has voting power over the shares held by, The Sherman 2018 Irrevocable Trust and is the Chief Executive Officer of the general partner of, and has voting power over the shares held by, Sherman Tectonic FLP LP.

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Sherman Tectonic FLP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS The Sherman 2018 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,739,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,739,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.64%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS George L. Ball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 208,457
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Darrell W. Cain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Steven B. “Brad” Clapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Thomas R. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Daniel C. Wicker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Steven L. Cain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Judson S. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Brian R. Bortz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Timothy B. Greaves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Toni D. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Don A. Sanders Children’s Trust dtd 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 109,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.55%
14	TYPE OF REPORTING PERSON (See Instructions) OO

16

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Don Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,714
	8	SHARED VOTING POWER 43,886
	9	SOLE DISPOSITIVE POWER 109,714
	10	SHARED DISPOSITIVE POWER 43,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.18%
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Julie Ellen Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Christopher K. Pittman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,509
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,509
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,509
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,858
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,858
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Erick G. R. Kuebler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,857
	8	SHARED VOTING POWER 52,972
	9	SOLE DISPOSITIVE POWER 12,857
	10	SHARED DISPOSITIVE POWER 52,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Wendi M. Kuebler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Michelle Baird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,471*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,471*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,471*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*   Includes options covering 25,000 shares of our common stock, all of which are vested.

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Charles Loretto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,775(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,775(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,775(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.61%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*   Includes options covering 20,000 shares of our common stock, all of which are vested.

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Hunter Satterfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS Patrick Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,500(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,500(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,500(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*   Includes options covering 100,000 shares of our common stock, all of which are vested.

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS The Bolt Family Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,126(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 338,126(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,126(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.      87877Q 109

1	NAME OF REPORTING PERSONS IF Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,030(*)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,030(*)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,030(*)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Explanatory Note

This filing is Amendment No. 1 to the Statement on Schedule 13D (the “First Amendment”) filed on behalf of the Reporting Persons (as defined below) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Tectonic Financial, Inc., a Texas corporation and registered financial holding company (the “Issuer”).  This First Amendment amends and supplements the original Schedule 13D, which was filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2020 (the “Original Schedule 13D”).

Item 1. Security and Issuer

This First Amendment relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.  The Common Stock is not listed on any market or exchange, and it is not registered with the SEC.  The Common Stock is entitled to one vote per share.

All beneficial ownership and voting percentage calculations in this First Amendment with respect to the Common Stock are based on 7,056,633 shares of Common Stock outstanding as of February 11, 2022, with the exception of (x) Mr. Howard’s whose is based on 7,156,633 shares of Common Stock and includes options covering an aggregate of 100,0000 shares of Common Stock, which have vested and are exercisable within the next 60 days, (y) Mrs. Baird’s whose is based on 7,081,633 shares of Common Stock and includes options covering an aggregate of 25,000 shares of Common Stock, which have vested and are exercisable within the next 60 days, and (z) Mr. Loretto’s whose is based on 7,076,633 shares of Common Stock and includes options covering an aggregate of 20,000 shares of Common Stock, which have vested and are exercisable within the next 60 days.  All beneficial ownership calculations contained in this First Amendment have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a)     This First Amendment is being filed by or on behalf of A. Haag Sherman, Sherman Tectonic FLP LP (the “Sherman LP”), The Sherman 2018 Irrevocable Trust (the “Sherman Trust”), George L. Ball, Darrell W. Cain, Steven B. “Brad” Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders Children’s Trust dtd 2003 (the “Sanders Trust”), Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Michelle Baird, Charles Loretto, Hunter Satterfield, Patrick Howard, The Bolt Family Irrevocable Trust (the “Bolt Trust”) and IF Holdings, LLC (“IF Holdings”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as defined and described in Item 6.  The Reporting Persons are jointly filing this First Amendment pursuant to that certain Amended Joint Filing Agreement, dated as of February 14, 2022, as described in more detail in Item 6 below.

(b)           The address of each of the Reporting Persons and the Covered Persons (as defined below) is c/o 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

(c)     Set forth in Annex A attached hereto and incorporated herein by reference is a list of the person required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business or occupation of each of the Reporting Persons is as follows:

Reporting Person	Principal Business/Occupation
A. Haag Sherman	Chief Executive Officer of the Issuer
Sherman LP	To invest the assets of Sherman LP for the benefit of its beneficiaries
Sherman Trust	To invest the assets of the Sherman Trust for the benefit of its beneficiaries
George L. Ball	Executive Co-Chairman of the Issuer
Darrell W. Cain	Partner of Cain, Watters & Associates, LLC (“Cain Watters”)
Brad Clapp	Partner at Cain Watters
Thomas R. Sanders	Partner at Cain Watters
Daniel C. Wicker	Partner at Cain Watters
Steven L. Cain	Partner at Cain Watters
Judson S. Crawford	Partner at Cain Watters
Brian R. Bortz	Partner at Cain Watters
Timothy B. Greaves	Partner at Cain Watters
Toni D. Lee	Partner at Cain Watters
Sanders Trust	To invest the assets of the Sanders Trust for the benefit of its beneficiaries
Don Weir	Employee of Sanders Morris
Julie Ellen Weir	Spouse of Don Weir
Christopher K. Pittman	Employee of Sanders Morris
Ben T. Morris	Employee of Sanders Morris
Erick G. R. Kuebler	Employee of Sanders Morris
Wendi M. Kuebler	Spouse of Erick G. R. Kuebler
Michelle Baird	Employee of Tectonic Advisors, LLC
Charles Loretto	Partner at Cain Watters
Hunter Satterfield	Partner at Cain Watters
Patrick Howard	President and Chief Operating Officer of the Issuer
Bolt Trust	To invest the assets of the Bolt Trust for the benefit of its beneficiaries
IF Holdings	To manage and invest the assets of IF Holdings for the benefit of its members

(d), (e)     During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Sherman Trust, Sanders Trust and Bolt Trust is a trust organized under the laws of the State of Texas.  Sherman LP is a limited partnership organized under the laws of the State of Texas.  IF Holdings is a limited liability company organized under the laws of the State of Texas.  Each of A. Haag Sherman, George L. Ball, Darrell W. Cain, Brad Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Michelle Baird, Charles Loretto, Hunter Satterfield and Patrick Howard is a citizen of the United States of America.  Each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported the holdings of Common Stock by the Group on the Original Schedule 13D, the Bolt Trust acquired 274,417 shares of Common Stock and IF Holdings acquired 123,030 shares of Common Stock.  These shares of Common Stock were received by the aforementioned Reporting Persons as a portion of the merger consideration paid by the Issuer in its acquisition of Integra Funding Solutions, LLC (the “acquisition”).  At the time the Bolt Trust acquired the shares of Common Stock in the acquisition, it was already a shareholder of the Issuer, owning 63,709 shares of Common Stock that were acquired pursuant to a corporate stock dividend distributed by the Issuer on May 15, 2017.

Item 4. Purpose of the Transaction

We are filing this First Amendment to report that The Bolt Trust and IF Holdings have joined the Group (the “New Reporting Persons”) and to update the holdings of certain other Reporting Persons.  The shares of Common Stock held by each of the New Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer.

The Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding Common Stock of the Issuer, have entered into an Amended and Restated Right of First Refusal (as described below under Item 6) so that the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the foregoing, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them for the purpose of holding or disposing of any of such Common Stock.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

Item 5. Interest in Securities of the Issuer

(a), (b)      The Reporting Persons may be deemed to beneficially own an aggregate of 5,377,830 shares of Common Stock, or 74.68% of the outstanding shares of Common Stock.  This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

(i)

2,121,000 shares, or 30.06% of the outstanding shares of Common Stock, by A. Haag Sherman, for which he has sole voting and dispositive power, including 1,739,000 shares of Common Stock as trustee of the Sherman Trust, 370,000 shares of Common Stock as the chief executive officer of the general partner of the Sherman LP and 12,000 shares of Common Stock held in an individual retirement account (“IRA”) for his benefit;

(ii)	208,457 shares, or 2.95% of the outstanding shares of Common Stock, by George L. Ball, for which he has sole voting and dispositive power;

(iii)

215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Darrell W. Cain, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(iv)

215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Brad Clapp, for which he has sole voting and dispositive power, including 5,000 shares of Common Stock held in an IRA for his benefit and 5,000 shares of Common Stock held in an IRA for the benefit of his spouse;

(v)	215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Thomas R. Sanders, for which he has sole voting and dispositive power;

(vi)	215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Daniel C. Wicker, for which he has sole voting and dispositive power;

(vii)

215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Steven L. Cain, for which he has sole voting and dispositive power, including 20,000 shares of Common Stock held in an IRA for his benefit;

(viii)

215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Judson S. Crawford, for which he has sole voting and dispositive power, including 6,992 shares of Common Stock held in an IRA for his benefit;

(ix)

215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Brian R. Bortz, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(x)	215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Timothy B. Greaves, for which he has sole voting and dispositive power;

(xi)	215,100 shares, or 3.05% of the outstanding shares of Common Stock, by Toni D. Lee, for which she has sole voting and dispositive power;

(xii)

153,600 shares, or 2.18% of the outstanding shares of Common Stock, by Don Weir, including 109,714 shares with sole voting and dispositive power as trustee of the Sanders Trust and 43,886 shares with shared voting and dispositive power with Julie Ellen Weir;

(xiii)	43,886 shares, or 0.62% of the outstanding shares of Common Stock, by Julie Ellen Weir for which she has shared voting and dispositive power with Don Weir;

(xiv)

60,509 shares, or 0.86% of the outstanding shares of Common Stock, by Christopher K. Pittman, for which he has sole voting and dispositive power, including 12,857 shares of Common Stock held in an IRA for his benefit;

(xv)	54,858 shares, or 0.78% of the outstanding shares of Common Stock, by Ben T. Morris, for which he has sole voting and dispositive power;

(xvi)

65,829 shares, or 0.93% of the outstanding shares of Common Stock, by Erick G. R. Kuebler, including 12,587 shares of Common Stock held in an IRA for his benefit over which he has sole voting and dispositive power and 52,972 shares of Common Stock for which he has shared voting and dispositive power with his spouse, Wendi M. Kuebler;

(xvii)	52,972 shares, or 0.75% of the outstanding shares of Common Stock, by Wendi M. Kuebler, for which she has shared voting and dispositive power with her spouse, Erick G. R. Kuebler;

(xviii)

48,471 shares, or 0.68% of the outstanding shares of Common Stock, by Michelle Baird, for which she has sole voting and dispositive power, including stock options covering 25,000 shares of Common Stock;

(xix)

113,775 shares, or 1.61% of the outstanding shares of Common Stock, by Charles Loretto, for which he has sole voting and dispositive power, including 80,000 shares of Common Stock held in an account for his benefit and stock options coving 20,000 shares of Common Stock;

(xx)	53,775 shares, or 0.76% of the outstanding shares of Common Stock, by Hunter Satterfield, for which he has sole voting and dispositive power;

(xxi)

100,500 shares, or 1.40% of the outstanding shares of Common Stock, by Patrick Howard, including 500 shares of Common Stock for which he has sole voting and dispositive power and stock options covering 100,000 shares of Common Stock;

(xxii)	338,126 shares, or 4.79% of the outstanding shares of Common Stock, by the Bolt Trust, for which it has sole voting and dispositive power; and

(xxiii)	123,030 shares, or 1.74% of the outstanding shares of Common Stock, by IF Holdings, for which it has sole voting and dispositive power.

Except as described in this First Amendment, no shares of Common Stock are beneficially owned by the Covered Persons in their individual capacity.

(c)     None of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Covered Persons, has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)     Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 14, 2022, the Reporting Persons entered into the Amended and Restated Right of First Refusal, pursuant to which the Reporting Persons have agreed to offer their shares of Common Stock to one another before offering them to a third party.  A copy of the Amended and Restated Right of First Refusal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 14, 2022, the Reporting Persons entered into an Amended Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of the Amended Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Additionally, certain of the Reporting Persons have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons or the Covered Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

24.1

Power of Attorney, dated February 7, 2020, appointing A. Haag Sherman, Patrick Howard and Ken Bramlage as Attorneys-in-Fact for the Reporting Persons (incorporated by reference to Exhibit 24.1 of the Schedule 13D filed by the Issuer on February 14, 2020)

24.2	Power of Attorney, dated February 10, 2022, appointing A. Haag Sherman, Patrick Howard and Ken Bramlage as Attorneys-in-Fact for the New Reporting Persons
99.1	Amended and Restated Right of First Refusal, dated February 14, 2022, by and among the Company and the Reporting Persons
99.2	Joint Filing Agreement, dated February 7, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit No. 99.2 of the Schedule 13D filed by the Issuer on February 14, 2020)
99.3	Amended Joint Filing Agreement, dated February 14, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman

THE SHERMAN 2018 IRREVOCABLE TRUST

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman, Trustee

SHERMAN TECTONIC FLP LP

By:	/s/ By Ken Bramlage as Attorney-in-Fact for A. Haag Sherman
Name: A. Haag Sherman, CEO of the general partner of Sherman Tectonic FLP LP

By:	/s/ By Ken Bramlage as Attorney-in-Fact for George L. Ball
Name: George L. Ball

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Darrell W. Cain
Name: Darrell W. Cain

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Steven B. Clapp
Name: Steven B. Clapp

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Thomas R. Sanders
Name: Thomas R. Sanders

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Daniel C. Wicker
Name: Daniel C. Wicker

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Steven L. Cain
Name: Steven L. Cain

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Judson S. Crawford
Name: Judson S. Crawford

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Brian R. Bortz
Name: Brian R. Bortz

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Timothy D. Greaves
Name: Timothy D. Greaves

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Toni D. Lee
Name: Toni D. Lee

Signature Page to Schedule 13D - 1

DON A. SANDERS CHILDREN’S TRUST DTD 2003

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Don Weir
Name: Don Weir, Trustee

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Don Weir
Name: Don Weir

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Julie Ellen Weir
Name: Julie Ellen Weir

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Christopher K. Pittman
Name: Christopher K. Pittman

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Ben T. Morris
Name: Ben T. Morris

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Erick G. R. Kuebler
Name: Erick G. R. Kuebler

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Wendi M. Kuebler
Name: Wendi M. Kuebler

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Michelle Baird
Name: Michelle Baird

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Charles Loretto
Name: Charles Loretto

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Hunter Satterfield
Name: Hunter Satterfield

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Patrick Howard
Name: Patrick Howard

THE BOLT FAMILY IRREVOCABLE TRUST

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Tracy A. Bolt
Name: Tracy A. Bolt, Trustee

IF HOLDINGS, LLC

By:	/s/ By Ken Bramlage as Attorney-in-Fact for Randall W. Woods
Name: Randall W. Woods, Sole Member

Signature Page to Schedule 13D - 2

Annex A

THE BOLT TRUST

Name:	Principal Occupation:
Tracy A. Bolt, Co-Trustee	Retired; former accountant
Max H. Bolt, Co-Trustee	Tax consultant

IF HOLDINGS, LLC

Name:	Principal Occupation:
Randall W. Woods, Sole Member	Chief Executive Officer of the Integra division within T Bank, N.A.